                                 EXHIBIT 13(a)
                              PAGES 13 THROUGH 29
                              TO THE REGISTRANT'S
                         ANNUAL REPORT TO SHAREHOLDERS

SELECTED  FINANCIAL DATA
EDO CORPORATION AND SUBSIDIARIES
(Not covered by Independent Auditors' Report)

- - -------------------------------------------------------------------------------
                               1993        1992     1991     1990        1989
                                  (in thousands, except per share amounts)
- - -------------------------------------------------------------------------------

SUMMARY OF OPERATIONS
Net sales:
  Military Systems        $  66,915      89,681  108,109  104,730     118,225
  Commercial and Other       37,223      36,090   37,584   34,018      31,569
   Products
- - -------------------------------------------------------------------------------
                          $ 104,138     125,771  145,693  138,748     149,794
- - -------------------------------------------------------------------------------

Operating earnings
(loss):
  Military Systems        $ (5,082)a     10,096   10,637    8,160       9,853
  Commercial and Other
   Products                   (200)       4,543    4,256    3,170       3,569
- - -------------------------------------------------------------------------------
                            (5,282)      14,639   14,893   11,330      13,422

Net interest income
 (expense)                  (2,201)     (2,504)  (2,404)  (2,087)     (2,349)
General corporate
 expense                    (4,146)     (4,281)  (3,785)  (4,240)     (3,445)
Litigation settlement       (1,166)           -  (5,589)        -           -
Other income (expense),
 net                        (1,390)       (443)    (585)     (58)       (205)
- - -------------------------------------------------------------------------------
Earnings (loss) before
 Federal and foreign
 income taxes,
 cumulative effect of
 accounting change,
 minority interest and
 extraordinary gain       $(14,185)       7,411    2,530    4,945       7,423
Provision (benefit)
 for Federal and
 foreign income taxes       (4,901)       1,684      458      947       1,480
- - -------------------------------------------------------------------------------
Net Earnings (loss)
 before cumulative
 effect of accounting
 change, minority
 interest and
 extraordinary gain         (9,284)       5,727    2,072    3,998       5,943
- - -------------------------------------------------------------------------------

Net Earnings (loss)        (16,348)a,b    5,677    1,809    5,400       5,943
Dividends on Preferred
 Shares                       1,406       1,455    1,495    1,528       1,535
- - -------------------------------------------------------------------------------
Net Earnings (loss)
 available for common
 shares                   $(17,754)a,b    4,222      314    3,872       4,408
- - -------------------------------------------------------------------------------

PER COMMON SHARE DATA
- - -------------------------------------------------------------------------------
Primary net earnings
 (loss)                   $  (3.28)a,b     0.78     0.05     0.44        0.81
Fully diluted net
 earnings                 $       -        0.69        -     0.42        0.71
Average number of shares      5,415       5,389    5,298    5,355       5,451
  outstanding-primary
Cash dividends per
 common share             $    0.28        0.28     0.28     0.28        0.28
Shareholders' equity      $    5.51        9.18     9.00     9.20        8.62

OTHER INFORMATION
Working capital           $  41,065      52,022   47,468   47,897      52,882
  Depreciation            $   6,451       6,460    6,196    5,869       5,462
  Plant and equipment
   expenditures           $   4,517       4,566    5,609    9,489       8,216
  Total assets            $ 123,405     133,348  137,098  140,126     137,942
  Long-term debt          $  29,317      30,544   30,577   30,808      36,670
  ESOT loan obligation    $  15,045      16,005   16,895   17,718      18,480
  Shareholders' equity    $  34,286      52,369   50,032   50,015      47,657
  Backlog of unfilled
   orders                 $  89,203      94,200  116,279  162,926     174,649

a Includes a restructuring charge of $9,800 relating to the discontinuance, relocation and downsizing of certain operations.

b Includes the cumulative effect of change in accounting for postretirement health benefits of $9,400 or $1.74 per share on primary net earnings.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

BUSINESS ENVIRONMENT

The Company's core business is in the defense market, which has been declining over the past several years and is not expected to recover in the near future. The Company continues to believe that, although uncertainty will continue as to the direction of defense spending, the Company will benefit from its diversified position in the market and its commitment to adjust its operations to meet this decline. Accordingly, the Company adopted a plan in 1993 to restructure its operations to more efficiently operate in this changing market. This restructuring has resulted in a charge to earnings of $9.8 million that is more fully explained in Note 2.

In addition to restructuring its core business, the Company has been aggressively seeking to expand its commercial segment through use of its technological expertise when a market warrants it and through acquisition. This strategy is exemplified by the continuing increase in the level of research and development expenditures, despite the reduced level of sales, primarily on commercial market initiatives and the acquisition in 1993 of Automotive Natural Gas, Inc. (ANGI), a provider of natural gas filling stations. See Note 3 for more details.

While the Company has been pursuing this strategy with more emphasis on its Commercial and Other Products segment, it has not yet achieved desired results. Operating earnings in this segment decreased by $4.7 million, principally due to the aforementioned increased R&D effort and startup costs in the Company's Sports and Energy businesses, partially offset by a $2.2 million contract recovery at the Fiber Science Division. Further, fiscal 1993 results in this segment were adversely affected by unanticipated contract costs in the Company's Barnes Engineering subsidiary, which are not expected to reoccur, and a reduction in satellite-system product sales.

RESULTS OF OPERATIONS - 1993 COMPARED TO 1992

The Company adopted Statement of Financial Accounting Standards (SFAS) No. 106, "Employers' Accounting for Post-Retirement Benefits Other Than Pensions," in the first quarter of 1993. This resulted in a onetime noncash charge of $13.4 million before income tax credits ($9.4 million after income tax credits, or $1.74 per common share). This charge includes the expensing of the transition obligation and is classified separately as a cumulative effect of accounting change. See Note 15 to the Consolidated Financial Statements for more information. The discussion that follows excludes the effect of this adoption when comparing results of 1993 to 1992.

On December 2, 1993, the Company acquired substantially all the assets and certain liabilities of ANGI through its newly formed wholly-owned subsidiary, EDO Automotive Natural Gas, Inc. (EDO ANGI). The results of operations of EDO ANGI, which had a minimal impact on the Company's Consolidated operating results, are included from the date of acquisition (mentioned above and in Note 3 to the Consolidated Financial Statements).

Sales for 1993 were $104.1 million, which represents a decline of 17% when compared with sales of $125.8 million in 1992. Sales in the Military Systems segment decreased 25%, to $66.9 million, due primarily to continuing reductions in military spending in general, the slippage in U.S. Government contract awards due to changing Administration priorities particularly in sonar, ceramic and fiber-reinforced composite sales, and the impact of the completion of a Canadian military fuel tank contract in early 1993 . Sales in the Commercial and Other Products segment increased by 3%, to $37.2 million, where decreases in satellite-systems product sales were offset by an increase in acoustic instruments and the results of EDO ANGI from the date of purchase.

A loss from operations (before general corporate expense allocations) of $5.3 million was recorded in 1993 as compared to earnings of $14.6 million in 1992. Included in 1993 operating results is a restructuring charge of $9.8 million that is mentioned above and more fully explained in Note 2. Excluding this charge, operating earnings in the Military Systems segment decreased to $4.7 million in 1993 from $10.1 million in 1992 due primarily to lower sales volume and reduced margins partially offset by aggressive cost management. The Commercial and Other Products segment recorded an operating loss of $0.2 million, which is discussed above in Business Environment.

Selling, general and administrative expenses decreased to $17.2 million from $18.5 million in 1992 due to cost reductions made as sales continued to decline in 1993. This reduction was partially offset by an increase in the Commercial and Other Products segment as a result of higher expenditures on new business initiatives. Company-sponsored research-and-development expenditures increased 14%, to $6.0 million. The increase results from higher expenditures for new commercial products in the Commercial and Other Products segment, where the increase was partially offset by a reduction in the Military Systems segment. Customer-sponsored research and development expenditures, which occur primarily in the Military Systems segment, declined $2.0 million, to $14.1 million consistent with the general decline in military spending.

Interest expense, net of interest income, decreased to $2.2 million from $2.5 million in 1992. Interest expense primarily represents the interest paid on the 7% Convertible Subordinated Debentures Due 2011.

The Company adopted Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes," in the first quarter of 1993, which did not result in a cumulative effect adjustment. The effect of adoption on earnings is that the tax benefit associated with the dividends paid on unallocated preferred shares is now credited directly to shareholders' equity and not as a reduction of the Federal income tax provision. In 1993 this represented approximately $0.3 million. See Note 11 for a discussion of the current year's tax benefit.

The net loss, before the cumulative effect of accounting change and minority interest, in 1993 of $9.3 million compares to net earnings in 1992 of $5.7 million. The loss reflects, in addition to the items discussed above, a restructuring charge of $9.8 million, which is more fully explained in Note 2; a litigation settlement charge of $1.2 million, which is more fully explained in Note 17; and a $1.0 million charge to add to a general reserve for the Company's long-term investments, as explained in Note 1(f).

The primary net loss per share before the cumulative effect of the accounting change and extraordinary gain from early retirement of debt, was $1.54 as compared to net earnings of $0.78 in 1992. The pro forma combined effect of the three 1993 charges mentioned above amounts to $2.22 per share. Primary earnings per share calculations were based on a weighted average of 5.4 million shares outstanding in both 1993 and 1992.

The Company's 1993 year-end backlog was $89.2 million compared to $94.2 million in 1992. The reduction reflects the overall decline in military spending. In order to offset these continuing declines the Company is continuing to emphasize its strategy of diversifying into commercial markets and at the same time restructuring its military business to provide the cash and earnings to continue to pursue new opportunities in its commercial segment.

LIQUIDITY AND CAPITAL RESOURCES

As a result of the declining sales volume and emphasis on working capital management, cash and short-term investments increased $4.7 million; to $9.3 million at December 31, 1993. This increase is primarily attributable to reductions in accounts receivable and inventory, which were partially offset by the cash portion of the 1993 loss and cash outlays associated with the acquisition of ANGI.

The restructuring charge of $9.8 million taken in 1993 results primarily from the write-down of existing assets, and as a result there is no immediate impact on cash flow. Cash proceeds from future disposal of these assets will positively affect cash flow. Additionally, the Company is in contract to sell a facility in Salt Lake City, Utah, which will generate approximately $3.0 million in cash in 1994.

The Company has an ESOT obligation of $15.0 million which is funded principally through dividends on its ESOP Preferred Shares. The Company also has outstanding $29.3 million of 7% Convertible Subordinated Debentures Due 2011. During 1990, the Board of Directors authorized a plan to purchase up to $10 million of such debentures. As of December 31, 1993, the Company had acquired $5.7 million of such debentures in open market or privately negotiated transactions at prevailing market prices, which averaged about 50% of par value. These debentures will be used to satisfy sinking fund requirements commencing in 1996.

The Company's results for 1993 resulted in its not meeting certain financial covenants in its ESOT obligation as well as its revolving credit agreement (Credit Agreement), which is explained in Note 9 and Note 10. Noncompliance provisions and the terms of the covenants on both obligations have been amended. The terms of the Credit Agreement have been amended to (a) reduce the line to $15 million, (b) extend its maturity to 1995 and (c) modify the interest rate. Additionally, the modified covenants may restrict dividend pay-ments on common stock commencing in 1995. Management believes it has sufficient capital resources to fund its future capital requirements.

Capital expenditures in 1993 amounted to $4.5 million, as compared with $4.6 million in 1992. Depreciation expense of $6.5 million was charged to earnings in 1993 and 1992.

As explained in Note 17, the Company is involved in an environmental matter which management believes is covered by liability insurance. Management does not believe the outcome of this matter will have a material effect on the Company's consolidated financial position.

RESULTS OF OPERATIONS - 1992 COMPARED TO 1991

The Company is continuing efforts to reduce costs and to focus attention and resources on targeted new commercial products. Management believes that its current initiatives will strategically position the Company for the future. The Company has modified its segment reporting by reclassifying essentially all military products into the Military Systems segment and changing the Marine Systems and Specialized Products segment to the Commercial and Other Products segment. Current and historical segment data have been modified throughout this report to reflect this change.

Sales for 1992 were $125.8 million, a 14% decrease when compared with sales of $145.7 million in 1991. Sales in the Military Systems segment decreased 17%, to $89.7 million, due primarily to reduced sales on sonar programs, continued delays in the award of anticipated programs; and, when awards are made, they are generally in smaller increments. Sales in the Commercial and Other Products segment decreased by 4%, to $36.1 million, primarily as a result of decreased fiber-reinforced product sales due to a customer-directed slowdown on an international program.

Despite the reduction in sales, earnings from operations (before general corporate expense allocations) in 1992 decreased by less than 2%, to $14.6 million. The improvement in operating earnings as a percent of sales results primarily from a more favorable mix of high and low margin product deliveries averaged over the course of the year and from continuing cost reduction programs. Operating earnings in the Military Systems segment decreased to $10.1 million from $10.6 million in 1991, while the Commercial and Other Products segment recorded an increase in operating earnings of 7% to $4.5 million.

Selling, general and administrative expenses increased to $17.1 million from $16.1 million in 1991. The increase occurred primarily in the Commercial and Other Products segment as new business initiatives incur a proportionately higher rate in the startup phase. Additionally, this increase in selling, general and administrative expenses does not reflect reductions within the Military Systems segment where these expenses are generally reported in cost of sales.

Company-sponsored research and development expenditures increased 40%, to $5.3 million. The increase results from higher expenditures in both segments, with the largest increase occurring for new commercial products in the Commercial and Other Products segment. Customer-sponsored research and development expenditures declined $4.6 million, to $16.1 million, consistent with the general decline in military spending.

Interest expense net of interest income increased slightly to $2.5 million, from $2.4 million in 1991.

The provision for Federal and foreign income taxes as a percentage of pretax earnings was approximately 23% and 18% in 1992 and 1991, respectively. The low effective tax rate results principally from the deductibility of preferred share dividends.

Net earnings, before minority interest and the extraordinary gain from early retirement of debt, increased from $2.1 million in 1991 to $5.7 million in 1992. This increase primarily reflects the inclusion in 1991 results of two nonoperating expenses, one of which was approximately $5.6 million relating to a litigation settlement explained in Note 17 and the other one of which was approximately $1.0 million for the addition to a general reserve for the Company's long-term investments.

Primary net earnings per share, before the extraordinary gain from early retirement of debt were $0.78 in 1992 as compared to $0.05 in 1991. The pro forma combined after-tax effect of the two 1991 nonoperating charges mentioned above amounts to $0.76 per share. Primary earnings per share calculations were based on a weighted average of 5.4 million and 5.3 million shares outstanding in 1992 and 1991, respectively.

The Company's 1992 year-end backlog was $94 million, compared to $116 million in 1991. The reduction reflects the overall decline in military spending. The Company is emphasizing its new and existing technical capabilities for commercial applications as well as the Company's core businesses to secure new opportunities to mitigate defense cutbacks.


COMMON SHARE PRICES

EDO common shares are traded on the New York Stock Exchange. As of February 18, 1994, there were 3,076 shareholders of record (brokers and nominees counted as one each).

The price range in 1993 and 1992 was as follows:

                  1993               1992
              HIGH     LOW       HIGH     LOW

1st Quarter  7-5/8    6         8-3/4    6-1/4
2nd Quarter  6-7/8    5         6-1/2    4-1/4
3rd Quarter  6        4-1/2     5-7/8    4-5/8
4th Quarter  7-1/2    5-1/8     6-1/4    4-3/4

DIVIDENDS

The Company has paid quarterly cash dividends without interruption since the fourth quarter of 1976. Fifty percent stock dividends were paid in February 1984, April 1983 and September 1982. While it is the present intention of the Company's Board of Directors to continue payment of regular quarterly dividends, decisions as to the payment of future dividends rest within the discretion of the Board of Directors and will be made in light of the Company's earnings, financial condition, and such other factors as the Board of Directors may deem relevant at such time. Two financing arrangements restrict the amount of funds that the Company may use for the payment of cash dividends, which will be based on earnings available for dividends, as defined, beginning in 1995. See Notes 9 and 10 to the Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
EDO CORPORATION AND SUBSIDIARIES
- - -------------------------------------------------------------------------------
                                                     YEARS ENDED DECEMBER 31
                                                     1993       1992      1991
                                                      (IN THOUSANDS, EXCEPT
                                                        PER SHARE AMOUNTS)
- - -------------------------------------------------------------------------------
INCOME
  Net sales                                      $104,138   $125,771  $145,693
  Other                                               556        395       333
- - -------------------------------------------------------------------------------
                                                  104,694    126,166   146,026
- - -------------------------------------------------------------------------------
COSTS AND EXPENSES
  Cost of sales                                    81,097     92,045   112,919
  Selling, general and administrative              17,181     18,477    18,232
    Research and development                        6,044      5,286     3,767
  Restructuring charge                              9,800          -         -
- - -------------------------------------------------------------------------------
                                                  114,122    115,808   134,918
- - -------------------------------------------------------------------------------
OPERATING EARNINGS (LOSS)                         (9,428)     10,358    11,108

NON-OPERATING INCOME (EXPENSE)
- - -------------------------------------------------------------------------------
  Interest income                                     291        176       131
  Interest expense                                (2,492)    (2,680)   (2,535)
  Litigation settlement                           (1,166)          -   (5,589)
  Other, net                                      (1,390)      (443)     (585)
- - -------------------------------------------------------------------------------
                                                  (4,757)    (2,947)   (8,578)
- - -------------------------------------------------------------------------------
Earnings (loss) before Federal and foreign
 income taxes, cumulative effect of
 accounting change, minority
 interest and extraordinary gain                 (14,185)      7,411     2,530
Provision (benefit) for Federal and foreign
 income taxes                                     (4,901)      1,684      458
- - -------------------------------------------------------------------------------
NET EARNINGS (LOSS) BEFORE CUMULATIVE EFFECT OF
 ACCOUNTING CHANGE, MINORITY INTEREST AND
 EXTRAORDINARY GAIN                               (9,284)      5,727    2,072
Minority interest                                   2,336       (50)    (322)
Cumulative effect of change in accounting
 for postretirement health benefits
 (net of taxes of $3,958)                         (9,400)          -         -
Extraordinary gain on
 purchase of debt
 (net of taxes of $40 in 1991)                          -          -        59
- - -------------------------------------------------------------------------------
NET EARNINGS (LOSS)                              (16,348)      5,677     1,809
Dividends on preferred shares                       1,406      1,455     1,495
- - -------------------------------------------------------------------------------
NET EARNINGS (LOSS) AVAILABLE FOR
 COMMON SHARES                                  $(17,754)     $4,222      $314

EARNINGS (LOSS) PER COMMON SHARE:
  Primary:
    Net earnings (loss) before cumulative
     effect of change in accounting
    and extraordinary gain                        $(1.54)      $0.78     $0.05
    Cumulative effect of change in accounting      (1.74)          -         -
    Extraordinary gain on purchase of debt              -          -      0.01

- - -------------------------------------------------------------------------------
                                                  $(3.28)      $0.78     $0.06
- - -------------------------------------------------------------------------------
  Fully diluted:
    Net earnings (loss) before cumulative effect
     of change in accounting and extraordinary
     gain                                               *      $0.69     $   *
    Cumulative effect of change in accounting           *          -         -
    Extraordinary gain on purchase of debt              -          -         *

- - -------------------------------------------------------------------------------
                                                  $     *      $0.69     $   *
- - -------------------------------------------------------------------------------
See accompanying Notes to Consolidated Financial Statements.
* Antidilutive in 1991 and 1993.

CONSOLIDATED BALANCE SHEETS
EDO CORPORATION AND SUBSIDIARIES
- - -------------------------------------------------------------------------------
                                                           DECEMBER 31
                                                          1993     1992
                                                          (in thousands,
                                                      except share amounts)
- - -------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and cash equivalents                            $  9,284  $  4,597
  Recoverable Federal income taxes                        2,322         -
  Accounts receivable                                    38,283    48,283
  Inventories                                            18,155    20,702
  Prepayments                                             1,319     1,126
- - -------------------------------------------------------------------------------
    Total current assets                                 69,363    74,708
- - -------------------------------------------------------------------------------

Property, plant and equipment, at cost                   92,389    88,237
  Less accumulated depreciation and amortization         58,512    45,859
- - -------------------------------------------------------------------------------
  Net property, plant and equipment                      33,877    42,378
Cost in excess of fair value of net assets acquired      11,415     8,627
Deferred Federal and foreign income taxes                 1,011         -
Other assets                                              7,739     7,635
- - -------------------------------------------------------------------------------
                                                       $123,405  $133,348
- - -------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Current installments of long-term debt                $     -   $    34
  Accounts payable and accrued liabilities               21,019    16,829
  Contract advances and deposits                          7,279     5,823
- - -------------------------------------------------------------------------------
    Total current liabilities                            28,298    22,686
- - -------------------------------------------------------------------------------

Deferred Federal and foreign income taxes                     -     6,273
Long-term debt, less current installments                29,317    30,544
ESOT loan obligation                                     15,045    16,005
Postretirement obligation                                13,492         -
Minority interest                                         2,967     5,471

SHAREHOLDERS' EQUITY
Preferred shares, par value $1 per share,
  authorized 500,000 shares
   (80,056 issued in 1993 and 84,027 in 1992)                80        84
Common shares, par value $1 per share, authorized
  25,000,000 shares (8,453,902 issued in both years)      8,454     8,454
Additional paid-in capital                               41,784    43,366
Retained earnings                                        42,350    61,274
- - -------------------------------------------------------------------------------
                                                         92,668   113,178
Less: Treasury shares at cost (2,982,853 shares
 in 1993 and 3,094,101 shares in 1992)                 (42,393)  (43,973)
    Translation adjustment                                (749)     (428)
    ESOT loan obligation                               (15,045)  (16,005)
    Deferral under Long-Term Incentive Plans              (195)     (403)

- - -------------------------------------------------------------------------------
    Total shareholders' equity                           34,286    52,369
- - -------------------------------------------------------------------------------
                                                       $123,405  $133,348
- - -------------------------------------------------------------------------------
See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF
SHAREHOLDERS' EQUITY

EDO CORPORATION AND SUBSIDIARIES
- - -------------------------------------------------------------------------------
                                          YEARS ENDED DECEMBER 31
                               1993               1992               1991
                                              (in thousands)
                          AMOUNT   SHARES    AMOUNT   SHARES    AMOUNT   SHARES
- - -------------------------------------------------------------------------------
Preferred Shares
  Balance at beginning
   of year               $    84       84   $    87       87  $     89       89
  Par value of shares
   converted                 (4)      (4)       (3)      (3)       (2)      (2)
- - -------------------------------------------------------------------------------
  Balance at end of
   year                       80       80        84       84        87       87
- - -------------------------------------------------------------------------------

Common Shares
- - -------------------------------------------------------------------------------
  Par value of
   shares issued           8,454    8,454     8,454    8,454     8,454    8,454
- - -------------------------------------------------------------------------------

Additional paid-in
 capital
  Balance at
   beginning of year      43,366             45,056             45,535
  Shares used for
   exercise of stock
   options                   (9)                  -                (9)
  Shares (used)
   cancelled for Long-
   Term Incentive
   Plans                      11              (735)                  6
  Conversion of
   preferred shares
   to common shares      (1,584)              (955)              (476)
- - -------------------------------------------------------------------------------
  Balance at end
   of year                41,784             43,366             45,056
- - -------------------------------------------------------------------------------
Retained earnings
  Balance at
   beginning of year      61,274             58,560             59,730
  Net earnings (loss)   (16,348)              5,677              1,809
  Common dividends -
   $0.28 per share       (1,514)            (1,508)            (1,484)
  Preferred dividends    (1,406)            (1,455)            (1,495)
  Tax benefit
   associated with
   dividends paid on
   unallocated
   preferred shares          344                  -                  -
- - -------------------------------------------------------------------------------
  Balance at end
   of year                42,350             61,274             58,560
- - -------------------------------------------------------------------------------

Treasury shares
 at cost
  Balance at
   beginning of year    (43,973)  (3,094)  (45,715)  (3,146)  (46,156)  (3,175)
  Shares used for
   exercise of stock
   options                    14        1         -        -        14        1
  Purchase of
   treasury shares             -        -     (555)    (106)      (19)      (3)
  Shares used
   (cancelled) for
   Long-Term
   Incentive Plans          (22)      (2)     1,339       92      (32)      (2)
  Shares used for
   conversion of
   preferred shares        1,588      112       958       66       478       33
- - -------------------------------------------------------------------------------
  Balance at
   end of year          (42,393)  (2,983)  (43,973)  (3,094)  (45,715)  (3,146)
- - -------------------------------------------------------------------------------

Translation adjustment
  Balance at
   beginning of year       (428)                485                449
  Adjustment
   during the year         (321)              (913)                 36
- - -------------------------------------------------------------------------------
  Balance at
   end of year             (749)              (428)                485
- - -------------------------------------------------------------------------------

ESOT Loan Obligation
  Balance at
   beginning of year    (16,005)           (16,895)           (17,718)
  Repayments made
   during year               960                890                823
- - -------------------------------------------------------------------------------
  Balance at
   end of year          (15,045)           (16,005)           (16,895)
- - -------------------------------------------------------------------------------

Deferral under Long-
 Term Incentive Plans
  Balance at
   beginning of year       (403)                  -              (368)
  Shares used for
   Long-Term Incentive
   Plans                      12              (604)                 26
  Amortization of
   Long-Term Incentive
   Plan deferrals            196                201                342
- - -------------------------------------------------------------------------------
  Balance at
   end of year             (195)              (403)                  -

- - -------------------------------------------------------------------------------
TOTAL SHAREHOLDERS'
 EQUITY                  $34,286            $52,369            $50,032
- - -------------------------------------------------------------------------------
See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF
CASH FLOWS

EDO CORPORATION AND SUBSIDIARIES
- - -------------------------------------------------------------------------------
                                                       YEARS ENDED DECEMBER 31
                                                        1993     1992     1991
                                                            (in thousands)
- - -------------------------------------------------------------------------------
OPERATING ACTIVITIES:
  Net earnings (loss)                              $(16,348)   $5,677   $1,809
  Adjustments to net earnings (loss) to arrive
   at cash from operations:
    Extraordinary gain (net of taxes of $40
     in 1991)                                              -        -     (59)
    Restructuring charge                               9,800        -        -
    Cumulative effect of change in accounting
     for postretirement health benefits                9,400        -        -
    Depreciation and amortization                      6,836    6,827    6,603
    (Decrease) in current and
     deferred income taxes                           (9,578)     (13)  (2,156)
    Investments in technology companies                1,000      225    1,058
    Common shares issued for employee benefits           201      201      347
    Minority interest                                (2,336)       50      322
    Changes in:
      Accounts receivable                             11,072    3,614  (2,216)
      Inventories                                      3,840  (1,156)    2,546
      Prepayments, other assets and other                493    (387)    (286)
      Accounts payable and accrued liabilities            79      276    1,433
      Contract advances and deposits                     159    2,353  (9,243)
- - -------------------------------------------------------------------------------
Cash provided by operations                           14,618   17,667      158

INVESTING ACTIVITIES:
  Purchase of property, plant and equipment          (4,517)  (4,566)  (5,609)
  Acquisition of ANGI, net of cash acquired             (44)        -        -

- - -------------------------------------------------------------------------------
Cash (used) by investing
 activities                                          (4,561)  (4,566)  (5,609)

FINANCING ACTIVITIES:
  Proceeds from (payments of) notes payable          (1,189)  (8,000)    8,000
  Reduction of long-term debt                        (1,261)     (30)    (378)
  Purchase of treasury shares                              -    (555)     (19)
  Payment of common share cash dividends             (1,514)  (1,508)  (1,484)
  Payment of preferred share cash dividends          (1,406)  (1,455)  (1,495)
  Purchase of 7% Convertible Subordinated
   Debentures due 2011                                     -        -    (141)
- - -------------------------------------------------------------------------------
Cash (used) provided by financing activities         (5,370) (11,548)    4,483

- - -------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents   4,687    1,553    (968)
Cash and cash equivalents at beginning of year         4,597    3,044    4,012

- - -------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR             $ 9,284  $ 4,597  $ 3,044

- - -------------------------------------------------------------------------------
Supplemental disclosures:
  Cash paid for:
    Interest                                         $ 2,243  $ 2,508  $ 2,327
    Income taxes                                     $   608  $ 1,718  $ 2,901

See accompanying Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1993, 1992 AND 1991
EDO CORPORATION AND SUBSIDIARIES

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of EDO Corporation and all majority-owned subsidiaries (the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation.

(b) CASH EQUIVALENTS
For purposes of presenting a consolidated statement of cash flows, the Company considers all securities with an original maturity of three months or less at the date of acquisition to be cash equivalents.

(c) INVENTORY
Inventory under long-term contracts and programs reflects all accumulated production costs, including factory overhead, initial tooling and other related costs, including general and administrative expenses relating to the Company's Military Systems segment, less the portion of such costs charged to cost of sales. Inventory costs in excess of amounts recoverable under contracts are charged to cost of sales when they become known. All other inventory is stated at the lower of cost (principally first-in, first-out method) or market.

Sales on long-term, fixed price contracts, including pro-rata profits, are generally recorded based on the relationship of total costs incurred to date to total projected final costs or, alternatively, as progress billings or deliveries are made. Sales under cost reimbursement contracts are recorded as costs are incurred. Sales on other than long-term contract orders (principally commercial products) are recorded as shipments are made.

(d) DEPRECIATION AND AMORTIZATION
Depreciation and amortization of property, plant and equipment have been provided using the declining balance and straight-line methods over the estimated useful lives of the assets. Leasehold improvements are being amortized over the lesser of their estimated useful lives or their respective lease periods.

Deferred financing costs are amortized on a straight-line basis over the life of the related financing. The unamortized balance of $1,555,000 and $1,739,000 is included in other assets at December 31, 1993 and 1992.

(e) COST IN EXCESS OF FAIR VALUE OF NET ASSETS ACQUIRED
The excess of the total acquisition cost of Barnes Engineering Company over the fair value of net assets acquired of approximately $11 million is being amortized on a straight-line basis over thirty years. The excess of the total acquisition costs of ANGI over the fair value of net assets acquired of approximately $3 million is being amortized on a straight-line basis over fifteen years.

(f) LONG-TERM INVESTMENTS
The Company has minority positions in several small technology companies that it has been holding as long-term investments. These investments are carried in other assets at the lower of cost or net realizable value. During 1993, the Company charged other non-operating expense approximately $1,000,000 to reduce the carrying value of the Company's long-term investments based on the operating results and economic conditions affecting the business of these investments. At December 31, 1993 and 1992, the net carrying value of the long-term investments was $436,000 and $1,436,000, respectively.

(g) INCOME TAXES
The Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," in the first quarter of 1993. Statement 109 was adopted on a prospective basis and did not have any impact on the Company's financial statements at adoption.

(h) EARNINGS PER SHARE
Primary earnings per share amounts are determined by using the weighted average number of common shares and common share equivalents (stock options) outstanding during the year. Primary earnings per share amounts were based on 5,415,046, 5,388,818 and 5,298,263 shares outstanding for 1993, 1992 and 1991, respectively.

Fully diluted earnings per share are based on the assumption that the convertible debentures and preferred shares, in the periods in which such securities are dilutive, are converted into common shares and their related interest and dividends are added back to net earnings, net of applicable income taxes. In 1992 the convertible debentures were antidilutive. In 1993 and 1991 both the convertible debentures and preferred shares were antidilutive. Fully diluted earnings per share were based on 6,542,451 shares outstanding for 1992.

(2) RESTRUCTURING OF OPERATIONS
During the fourth quarter of 1993, the Company adopted a restructuring plan to address the continuing worldwide decline in the defense and aerospace business, reduce costs and improve its competitiveness. This restructuring plan includes the discontinuance of the defense portion of business in Canada, the relocation of some United States production from New York to other less costly locations, the related disposition of nonproductive assets (principally land and buildings) and workforce reductions. The accompanying consolidated statements of operations reflect a pretax charge of $9,800,000 relating to this plan, including approximately $5,200,000 relating to a write-down of a major portion of its College Point production facility, which is the portion that will be placed for sale, and $3,620,000 related to the discontinuance of the defense related business in the Canadian operations.

(3) AUTOMOTIVE NATURAL GAS, INC. (ANGI) ACQUISITION
During December 1993, the Company acquired substantially all the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1993, 1992 AND 1991
EDO CORPORATION AND SUBSIDIARIES

assets and certain liabilities of ANGI. ANGI manufactures and installs pumping stations for natural gas refueling and vehicle conversion kits to allow the use of natural gas as an alternative fuel source.

The purchase price was $68,000 plus the assumption of certain liabilities that were in excess of the value of assets acquired by approximately $2,600,000. Additional costs incurred as a result of the acquisition were approximately $422,000. The excess of the total acquisition costs over the fair value of net assets acquired (goodwill) of approximately $3,100,000 is being amortized on a straight-line basis over 15 years. The operating results for ANGI are included in the consolidated statements of operations from the purchase date. ANGI's results had a minimal impact on consolidated operating results for the year ended December 31, 1993.

The following unaudited pro-forma consolidated results of operations assume that the purchase occurred on January 1, 1992 and reflect the historical operations of the Company and ANGI adjusted for reduced interest income as a result of the use of cash to acquire ANGI and the amortization of goodwill.
- - -------------------------------------------------------------------------------
                                                             December 31
                                                        1993             1992
- - -------------------------------------------------------------------------------
Net Sales                                           $  116,662       $  140,625
Net Earnings (loss) available
for common shareholders                               (19,076)            3,698
- - -------------------------------------------------------------------------------
Earnings (loss) per share available
  for common shareholders                               ($3.52)           $0.69
- - -------------------------------------------------------------------------------

(4) CANADIAN SUBSIDIARY
EDO (Canada) Ltd. is approximately 40 percent owned by an agency of the Government of the Province of Alberta. The Company has an agreement with the Province of Alberta which provided for the purchase of nonconvertible, redeemable preferred shares. In 1990 and 1989, the Province of Alberta purchased $1,416,000 and $1,943,000 of such shares and the Company purchased $656,000 and $867,000, respectively. The preferred shares are to be redeemed on a pro-rata basis out of future earnings based on an agreed-upon formula. The Company has discontinued its defense business in Canada; however, it expects to continue its commercial business.

(5) LONG-TERM CONTRACT RECEIVABLES
Accounts receivable included $11,800,000 and $16,700,000 at December 31, 1993 and 1992, respectively, representing unbilled revenues, including accrued profits on long-term contracts. Substantially all of the unbilled balances at December 31, 1993 will be billed and collected during 1994. Total receivables due from the United States government, either directly or as a subcontractor to a prime contractor with the government, were $18,001,000 at December 31, 1993, and $22,417,000 at December 31, 1992.

(6) INVENTORIES
Inventories are summarized by major classification as follows at December 31, 1993 and 1992:
- - -------------------------------------------------
                               1993         1992
                                 (in thousands)
- - -------------------------------------------------
Raw material and supplies    $ 8,343      $ 6,415
Work-in-process                8,713       13,151
Finished goods                 1,099        1,136
- - -------------------------------------------------
                             $18,155      $20,702
- - -------------------------------------------------

Work-in-process inventory includes $2,500,000 and $5,500,000 at December 31, 1993 and 1992, respectively, applicable to long-term contracts.

(7) PROPERTY, PLANT AND EQUIPMENT
The Company's property, plant and equipment at December 31, 1993 and 1992, and their related useful lives are summarized as follows:
- - ---------------------------------------------------------------------
                                       1993      1992      Range in
                                       (in thousands)        Years
- - ---------------------------------------------------------------------
Land and land improvements           $ 2,014   $ 2,014      8 - 30
Buildings and building improvements   28,585    28,167      8 - 45
Machinery and equipment               51,786    49,341      3 - 10
Leasehold improvements                10,004     8,715    lease terms
- - ---------------------------------------------------------------------
                                     $92,389   $88,237
- - ---------------------------------------------------------------------

(8) ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
Accounts payable and accrued liabilities consisted of the following at December 31, 1993 and 1992:
- - -----------------------------------------------------------------
                                              1993          1992
                                                (in thousands)
- - -----------------------------------------------------------------
Trade payables                               $ 8,403     $  7,732
Employee compensation                          2,680        3,230
Employee retirement plans                        186          183
Taxes on income other than
  Federal and foreign income taxes             3,274        3,285
Other                                          6,476        2,399
- - -----------------------------------------------------------------
                                             $21,019      $16,829
- - -----------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1993, 1992 AND 1991
EDO CORPORATION AND SUBSIDIARIES

(9) NOTES PAYABLE AND LONG-TERM DEBT
Long-term debt of the Company consisted of the following at December 31, 1993 and 1992:
- - -----------------------------------------------------------------------
                                                      1993        1992
                                                       (in thousands)
- - -----------------------------------------------------------------------
9.625% first mortgage note due 1994                 $     -    $ 1,261
7% Convertible Subordinated Debentures Due 2011      29,317     29,317
- - -----------------------------------------------------------------------
Total long-term debt                                 29,317     30,578
Current installments                                      -        (34)
- - -----------------------------------------------------------------------
Long-term debt, less current installments           $29,317    $30,544
- - -----------------------------------------------------------------------

The 7% Convertible Subordinated Debentures Due 2011 were issued in November 1986. During 1991 and 1990, respectively, the Company purchased $200,000 and $5,483,000 of these debentures for combined purchase prices of $96,000 and $2,790,000. The purchases resulted in extraordinary gains of $59,000 and $1,508,000 in 1991 and 1990, respectively, net of income taxes and other costs. The debentures are convertible at the rate of 45.45 common shares for each $1,000 principal amount, which is equivalent to $22 per share. Debentures are redeemable at the option of the Company at par plus (until December 15, 1996) a stated premium. Debentures are redeemable at the option of the holder under certain circumstances involving a change in control of the Company at par plus (until December 15, 1996) a stated premium. Annual sinking fund payments of $1,750,000 until retirement are due commencing in 1996. The purchased debentures may be used by the Company to satisfy annual sinking fund requirements.

In June 1992, the Company entered into a $30 million unsecured revolving-credit agreement (Credit Agreement) with a bank syndicate. The Credit Agreement is for both short-term borrowings and letters of credit. Compliance with certain Credit Agreement financial covenants and others were amended by the bank as a result of the Company not meeting certain financial covenant tests for 1993. In March 1994, the Credit Agreement was modified to reduce the amount to $15 million and the maturity date was extended to June 1995. Borrowings under the Credit Agreement will carry interest based on the agent bank's prime rate plus 0.25%. The Company pays a commitment fee of 0.375% per annum on the average unused portion. The Credit Agreement, as amended, also contains certain financial covenants and restrictions, including a limitation on the payment of common dividends. Dividend payments in 1994 are limited to approximately the amount paid in 1993. Dividend payments beyond 1994 will be conditioned on future earnings.

At December 31, 1993, there were no borrowings outstanding under the Credit Agreement. For the year ended December 31, 1993, the weighted average borrowing approximated $88,000, at a weighted average interest rate of approximately 6.0%, and there were no borrowings outstanding at any month end. For the year ended December 31, 1992, the weighted average borrowing approximated $4.1 million, at a weighted average interest rate of 5.7%, and the maximum amount outstanding at any month end was $9,500,000.

(10) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST
The Company's Employee Stock Ownership Plan (ESOP) provides retirement benefits to substantially all employees. During 1993 and 1992, respectively, cash contributions of $314,000 and $328,000 were made to the ESOP. As of December 31, 1993, there were 470,710 common shares in the ESOP.

During 1988, the Employee Stock Ownership Trust (ESOT) purchased 89,772 convertible preferred shares from the Company for approximately $19,185,000. The shares will be allocated to employees through 2003 on the basis of compensation. The preferred shares provide for dividends of 8% per annum, which are deductible by the Company for Federal and state income tax purposes. Each unallocated preferred share is convertible at its stated conversion rate into 10 common shares. Allocated shares are convertible at the greater of the stated conversion rate or the fair value of each preferred share ($165 at December 31, 1993) divided by the current market price of each common share. As of December 31, 1993, 32,073 shares have been allocated, 57,699 shares remained unallocated and 9,716 shares have been converted into 227,343 common shares. Until converted, each preferred share is entitled to 12.3 votes. The preferred shares are entitled to vote on all matters presented to holders of common shares voting together as a class, except that certain amendments and mergers could entitle the holders of preferred shares to vote separately as a class. The ESOP provides for pass-through of voting rights to the ESOP participants and beneficiaries.

The ESOT purchased the preferred shares from the Company using the proceeds of a borrowing guaranteed by the Company. The ESOT services this obligation with the dividends received on the preferred shares and any additional contributions from the Company as required. Principal and interest payments on the note of the ESOT are to be made in quarterly installments through 2003. Interest is charged at 82% of the prime lending rate. During 1993 and 1992, respectively, the Company's cash contributions and preferred dividends were used to repay principal of $960,000 and $890,000 and pay interest of $780,000 and $911,000. Both the Company and the lender have the option to cancel or refinance the borrowing after 1995. The guarantee agreement also provides that the Company may be obligated to prepay the ESOT loan through redemption of the preferred shares at $213.71 per share upon the occurrence of certain prepayment events.

In addition to these prepayment events, there are certain covenants placed on the Company that require that several predetermined ratios be maintained. Compliance with certain of these covenants and others were amended by the lender as a result of the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1993, 1992 AND 1991
EDO CORPORATION AND SUBSIDIARIES

Company not meeting certain financial covenant tests for 1993. In addition to these ratios, common dividends in 1994 will be limited to amounts paid in 1993. Dividends payable beyond 1994 will be conditioned on future earnings.

The ESOT's borrowing guaranteed by the Company is reflected as a liability on the balance sheet with an equal amount as a reduction of shareholders' equity, offsetting the increase in the capital stock accounts. As the principal portion of the note is repaid through 2003, the liability and the ESOT loan obligation will be reduced concurrently.

(11) FEDERAL AND FOREIGN INCOME TAXES
The 1993, 1992 and 1991 provisions for Federal and foreign income taxes, excluding the cumulative effect of the change in accounting in 1993 and the extraordinary gain in 1991, were composed of the following amounts:
- - ---------------------------------------------
                1993       1992       1991
                      (in thousands)
- - ---------------------------------------------
Federal
 Current    $  (877)      $2,096    $ 1,707
 Deferred    (3,317)        (530)    (1,762)
- - ---------------------------------------------
             (4,194)       1,566        (55)
Foreign
  Current   $    28       $    -    $     -
  Deferred     (735)         118        513
- - ---------------------------------------------
               (707)         118        513
- - ---------------------------------------------
Total       $(4,901)*     $1,684    $   458
- - ---------------------------------------------

* Excludes a tax benefit of $3,958 relating to the cumulative effect of the change to the accrual method of accounting for post-retirement health benefits.

State income taxes of $178,000, $768,000 and $204,000 in 1993, 1992 and 1991
are included in general and administrative expenses.

The sources of the deferred tax provisions and the related tax effects in each of the years were as follows:
- - -----------------------------------------------------------------------
                                           1993       1992       1991
                                                 (in thousands)
- - -----------------------------------------------------------------------
Long-term contract amounts             $   (50)     $ 1,642    $  (418)
Postretirement benefit                    (629)           -          -
Alternative minimum tax carryforward         -       (1,700)         -
Restructuring accruals                  (2,100)           -          -
Depreciation and amortization           (1,155)         (87)      (834)
State and local income taxes                30         (154)        29
Other, net                                (148)        (113)       (26)
- - -----------------------------------------------------------------------
Total                                  $(4,052)     $  (412)   $(1,249)
- - -----------------------------------------------------------------------

The effective Federal income tax rate, excluding the cumulative effect of the change in accounting in 1993 and the extraordinary gain in 1991, differed from the statutory Federal income tax rate for the following reasons:
- - --------------------------------------------------------------------------
                                               Percent of Pretax Earnings
                                               1993       1992       1991
- - --------------------------------------------------------------------------
Tax at statutory rate                         (34.0%)     34.0%      34.0%
Foreign Sales Corporation benefit              (0.9)      (1.9)      (0.7)
Preferred dividends                            (0.9)      (6.7)     (20.1)
Earnings taxed at foreign tax rates            (2.3)       0.5        2.5
Foreign losses without income tax benefit      13.2          -          -
Adjustment of prior year accruals             (12.1)         -          -
Other, net                                      2.5       (3.2)       2.4
- - --------------------------------------------------------------------------
Effective Federal income tax rate            (34.5%)      22.7%      18.1%
- - --------------------------------------------------------------------------

Deferred income taxes for 1993 and 1992 reflect the impact of temporary differences between the amounts of assets and liabilities recorded for financial reporting purposes and such amounts as measured in accordance with tax laws. The items that compose the significant portions of deferred tax assets and liabilities as of December 31, 1993 and January 1, 1993 are as
follows:
- - ------------------------------------------------------------------------------
                                                     December 31     January 1
Deferred Tax Asset                                      1993           1993
- - ------------------------------------------------------------------------------
Postretirement benefits other than pensions           $4,590          $    -
Foreign Net Operating loss carryforwards               2,573               -
Restructuring costs                                    2,100               -
Alternative minimum tax credits                        1,727           1,694
Deferred compensation                                  1,100             951
Capital loss carryforwards                             1,081           1,784
Vacation accruals                                        311             465
Other items                                               89             563
- - ------------------------------------------------------------------------------
Total deferred tax assets                            $13,571          $5,457
Less: Valuation allowance                             (3,548)              -
- - ------------------------------------------------------------------------------
                                                     $10,023          $5,457
Deferred Tax Liabilities
Depreciation and amortization                          6,049           9,321
Contract tax accounting                                1,447           1,577
Other items                                            1,516             832
- - ------------------------------------------------------------------------------
Total deferred tax liabilities                        $9,012         $11,730
- - ------------------------------------------------------------------------------
Net deferred tax asset (liability)                    $1,011         $(6,273)
- - ------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1993, 1992 AND 1991
EDO CORPORATION AND SUBSIDIARIES

Deferred income tax assets as of December 31, 1993 include Canadian net operating loss carry-forwards and capital loss carry-forwards. Realization of these assets is dependent on future taxable earnings in Canada and capital gains. A valuation allowance has been established for these items since Canadian future earnings and capital gains cannot be reasonably assured. In the fourth quarter of 1993, $1.8 million of tax reserves no longer required were released and reduced the income tax provision.

(12) SHAREHOLDERS' EQUITY
At various times beginning in 1983, the Board of Directors has authorized and subsequently increased by amendments, a plan to purchase an aggregate amount of 4,190,000 of the Company's common shares. As of December 31, 1993, the Company had acquired approximately 3,957,000 shares in open market transactions at prevailing market prices. Approximately 974,000 of these shares have been used for various purposes, including conversion of preferred shares; contributions of shares to the EDO Corporation Employee Stock Ownership Plan; grants pursuant to the Company's Long-Term Incentive Plans; partial payment of a 50% stock dividend; and stock options exercised. As of December 31, 1993 and 1992, the Company held 2,982,853 and 3,094,101 treasury shares, respectively, for future use.

At December 31, 1993, the Company had reserved, authorized and unissued common shares for the following purposes:
- - -------------------------------------------------------------------------------
                                                                        Shares
- - -------------------------------------------------------------------------------
Conversion of 7% Convertible Subordinated Debentures Due 2011         1,332,590
Stock option plans                                                      862,613
Long-Term Incentive Plans                                                14,390
Conversion of preferred shares                                          800,560
- - -------------------------------------------------------------------------------
                                                                      3,010,153
- - -------------------------------------------------------------------------------

(13) STOCK PLANS
The Company has granted nonqualified stock options to officers, directors and other key employees, under plans approved by the shareholders in 1988, 1985 and 1980, for the purchase of its common shares at the fair market value of the shares on the date of grant. Options become exercisable in four substantially equal annual installments beginning on the first anniversary of the date of the grant and expiring on the tenth anniversary of the date of the grant.

Changes in options outstanding are shown below.

- - -------------------------------------------------------------------------------
                      1993                   1992                  1991
                          SHARES                 SHARES                SHARES
                          SUBJECT                SUBJECT               SUBJECT
                PRICE       TO         PRICE       TO        PRICE       TO
                RANGE     OPTION       RANGE     OPTION      RANGE     OPTION
- - -------------------------------------------------------------------------------

Beginning
 of year     $4.31-21.79  807,413   $4.31-21.79  831,963  $4.31-21.79  756,538
Options
 granted      5.69- 6.94   20,000    5.56- 7.75   32,000   5.44- 7.32  112,850
Options
 exercised          4.31   (1,000)            -        -         5.69   (1,000)
Options
 cancelled    7.00-21.79  (34,450)   4.31-21.79  (56,550)  5.69-21.79  (36,425)
- - -------------------------------------------------------------------------------
End of
 year         4.31-16.94  791,963   $4.31-21.79  807,413  $4.31-21.79  831,963
- - -------------------------------------------------------------------------------
Exercisable
 at year
 end                      596,407                440,076               271,419
- - -------------------------------------------------------------------------------

In 1983 and 1988, the shareholders of the Company approved the adoption of Long-Term Incentive Plans (the Plans) for key executives. The Plans provide for the awarding of up to 318,750 restricted common shares of the Company, and performance units which are payable in cash.

As of December 31, 1992, Plan participants had been awarded 304,360 restricted common shares and performance units. The restrictions on 153,060 shares have lapsed previously. Restrictions on the remaining 151,300 shares will lapse in 1994 and 1995. The value of the performance units is based upon the market value of the Company's common shares at the end of the defined performance period and the attainment of predetermined operating goals. The cost of this award charged to operations in 1993, 1992 and 1991 was $191,000, $232,000 and $363,000 and, respectively.

Additional Plan awards, if made, will be based upon the future performance of the Company. The 1983 Plan expired in 1992 and the 1988 Plan will expire in 1997.

(14) OTHER EMPLOYEE BENEFIT PLANS
The Company maintains a noncontributory defined benefit pension plan covering substantially all of its employees. The benefits are based on years of service and the employees' highest five-year average base salary in the final ten years of employment. The Company's funding policy is to make annual contributions to the extent such contributions are actuarially determined and tax deductible.

The net pension expense for 1993, 1992 and 1991 was $732,000, $820,000 and $1,482,000, respectively, which assumed a

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1993, 1992 AND 1991
EDO CORPORATION AND SUBSIDIARIES

discount rate of 8.00%, 8.25% and 9.00%, respectively. The expected long-term rate of return on plan assets was 9.0% in 1993 and 1992 and 10.0% in 1991. The actuarial computations assumed a discount rate on benefit obligations at December 31 of 7.00% for 1993 and 8.00% for 1992. The assumed rate of compensation increase approximates the Company's previous experience.

A summary of the components of net periodic pension expense for 1993, 1992 and
1991 follows:
- - -------------------------------------------------------------------------------
                                                   1993       1992       1991
                                                         (in thousands)
- - -------------------------------------------------------------------------------
Service cost                                     $ 1,931    $ 1,900    $ 1,803
Interest cost on projected benefit obligation      5,209      5,054      4,912

Actual return on plan assets                      (9,078)    (6,811)   (17,770)
Net amortization and deferral                      2,670        677     12,537
- - -------------------------------------------------------------------------------
Net pension expense                              $   732    $   820    $ 1,482
- - -------------------------------------------------------------------------------

The funded status of the plan for 1993 and 1992 was as follows:
- - ---------------------------------------------------------------------
                                                   1993       1992
                                                    (in thousands)
- - ---------------------------------------------------------------------
Actuarial present value of benefit obligations:
  Accumulated benefit obligation,
   including vested benefits of
   $67,134 and 58,269 for
   1993 and 1992, respectively                   $(69,348)  $(60,966)
- - ---------------------------------------------------------------------
  Projected benefit obligation for service
   rendered to date                              $(78,038)  $(68,196)
Plan assets at fair value                          79,554     74,644
- - ---------------------------------------------------------------------
Funded status of plan                               1,516      6,448
Unrecognized net loss (gain) from past
 experience different from that
 assumed and effects of changes in
 assumptions                                         (369)    (4,865)
Unrecognized prior service cost at
 December 31, being amortized over 8 years
 and 6 years, respectively                            725        847
Unrecognized net (asset) at December 31,
 being amortized over 15 years                        (67)       (75)

- - ---------------------------------------------------------------------
Prepaid pension cost                              $ 1,805    $ 2,355
- - ---------------------------------------------------------------------

In addition, the Company established in 1988 a supplemental defined benefit plan for substantially all employees. In 1993, 1992 and 1991, the net pension expense for this plan was approximately $36,000, $32,000 and $31,000, respectively, and the projected benefit obligation exceeded plan assets by approximately $310,000 at December 31, 1993 and $254,000 at December 31, 1992.

The Company also has a supplemental retirement plan for officers and certain employees under which the Company has agreed to pay, at the option of the individual, either a predetermined retirement benefit or a fully paid up life insurance policy. In the event of preretirement death or disability, the plan provides for similar benefits. At December 31, 1993, the projected benefit obligation of the plan was $3,775,000. The aggregate cash surrender value of the life insurance on the plan participants, which is intended to fund the supplemental retirement plan benefits, was $2,390,000 at the most recent anniversary date. Total expenses under this plan in 1993, 1992 and 1991 were $332,000, $321,000 and $283,000, respectively.

(15) POSTRETIREMENT HEALTH CARE AND LIFE INSURANCE BENEFITS
The Company provides certain health care and life insurance benefits for qualified retired employees and dependents at certain locations. These benefits are funded on a pay-as-you-go basis, with the retiree paying a portion of the cost through contributions, deductibles and coinsurance provisions. The Company has always retained the right to modify or terminate the plans providing these benefits.

Effective January 1, 1993, the Company has adopted Statement of Financial Accounting Standards (SFAS) No. 106, "Employers Accounting for Postretirement Benefits Other Than Pensions." SFAS No. 106 requires recognition of these benefit expenses on an accrual basis as the employees earn them during their employment rather than when they are actually paid. The adoption has resulted in a onetime noncash charge of $13.4 million before income tax credits ($9.4 million after income tax credits, or $1.74 per common share) for the accumulated postretirement obligation recognized as a cumulative effect of accounting change.

Cash outlays relating to retiree health care and life insurance benefits amounted to $1,086,000, $840,000 and $824,000 for 1993, 1992 and 1991,
respectively.

Postretirement health care and life insurance expense included the following components for the year ended December 31, 1993:
- - --------------------------------------------------------------------------
                                                            (In thousands)
- - --------------------------------------------------------------------------
Service cost - benefits earned during the period                   $  129
Interest cost                                                       1,100
- - --------------------------------------------------------------------------
Total postretirement health care and life insurance expense        $1,229
- - --------------------------------------------------------------------------

The postretirement healthcare and life insurance expense assumed a discount rate of 8.5%.

The funded status and breakdown of the postretirement health care and life insurance benefits are as follows as of December 31, 1993:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1993, 1992 AND 1991
EDO CORPORATION AND SUBSIDIARIES

- - --------------------------------------------------------------------
                                                      (In thousands)
Acumulated postretirement benefit obligation:
   Retirees                                               $11,070
   Eligible Actives                                         1,674
   Other ineligible actives                                 2,027
- - --------------------------------------------------------------------
Unfunded accumulated postretirement benefit obligation    $14,771
  Unrecognized net loss                                    (1,279)
- - --------------------------------------------------------------------
Accrued postretirement benefit cost                       $13,492
- - --------------------------------------------------------------------

Actuarial assumptions used in determining the cost and the accumulated postretirement benefit obligation include a discount rate of 7.5%. Effective January 1, 1993, the Company has modified these benefit plans to significantly limit the annual increase of these costs to the Company to a maximum of 5 percent per year through use of copayments from the employees and retirees. As a result, the Company's exposure to increases in the health care cost trend rate will be limited to this 5 percent ceiling.

(16) COMMITMENTS AND CONTINGENCIES
The Company is contingently liable under the terms of letters of credit (Note
9) aggregating approximately $5,200,000 at December 31, 1993, should it fail to perform in accordance with the terms of its contracts with foreign customers.

At December 31, 1993, the Company and its subsidiaries were obligated under building and equipment leases expiring between 1994 and 1998. Rental expense under such leases for the years ended December 31, 1993, 1992 and 1991 amounted to $2,900,000, $2,700,000 and $3,300,000, respectively. Minimum future rentals under those obligations with noncancellable terms in excess of one year are as follows: 1994 - $2,700,000; 1995 - $2,300,000; 1996 - $1,800,000; 1997 -
$1,700,000; and 1998 - $1,600,000.

(17) LEGAL MATTERS
The Company and three other companies have entered into a consent decree with the Federal government for the remediation of a Superfund site. The Company estimates that its share of the costs will be approximately $8.5 million. This estimate, subject to reasonable tolerances, represents amounts for capital requirements, government past and oversight costs, and the present value of maintenance and operation of the remedy over 30 years. A large portion of these costs, however, will be expended over the next two to three years. The Company believes others not party to the consent decree should share in a substantial portion of the costs and the Company is pursuing them for such costs. The Company also believes it is covered by liability insurance for all the costs it incurs. Its insurance carriers have neither agreed nor disagreed with the Company's position, but the matter is in court to determine the insurers' defense and indemnification obligations to the Company. The Company does not believe the ultimate outcome of this matter will have a material adverse effect on its consolidated financial position. Approximately $2.4 million of costs incurred through 1993 are included in other assets in the accompanying December 31, 1993, Consolidated Balance Sheet.

In 1991, the Company reached an out-of-court settlement in connection with a contract dispute. As a result, the Company recorded a pre-tax charge of approximately $5.6 million.

In 1993, the Company reached an out-of-court settlement in connection with a real estate contract dispute. As a result, the Company recorded a pre-tax charge of approximately $1.2 million.

Additionally, the Company and its subsidiaries are subject to certain legal actions that arise out of the normal course of business. It is management's belief that the ultimate outcome of these actions will not have a material effect on the Company's consolidated financial position.

(18) BUSINESS SEGMENTS
The nature of the Company's products are described elsewhere in this Annual Report. In 1992, the Company modified its segment reporting by reclassifying essentially all military products into the Military Systems segment and changing the Marine Systems and Specialized Products segment to the Commercial and Other Products segment. Current and historical segment data have been modified throughout this report to reflect this change. This change has been made to distinguish between commercial products and military systems as the Company focuses on commercial product initiatives.

Sales between industry segments approximate market price. Sales are made and credit is granted generally to the U.S. Government or to customers in the defense or aerospace industry. The Company considers the risks associated with such customers to be minimal.

Domestic government sales, which include sales where the Company is a subcontractor to a prime contractor with the government, amounted to 56%, 60% and 61% of net sales, which were 69%, 69% and 68% of Military Systems sales and 33%, 39% and 42% of Commercial and Other Products sales for 1993, 1992 and 1991, respectively.

Export sales comprised 22%, 24% and 27% of net sales for 1993, 1992 and 1991, respectively.

Principal products and systems by industry segment are as follows:

Military Systems:
  Ejection Release Units (ERU)
  Sonar Systems
  Acoustic Systems
  Airborne Mine Countermeasure Systems (AMCM)
  Electroceramic Components
  Command, Control, Communications & Intelligence  Systems (C3I)
  Fiber-Reinforced Structures

Commercial and Other Products:
  Electroceramic Components
  Acoustic Instrument Systems
  Spaceflight Systems
  Infrared Instrumentation
  Fiber-Reinforced Structures
  Composite Sports Products
  Natural Gas Vehicle Products

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1993, 1992 AND 1991
EDO CORPORATION AND SUBSIDIARIES

The distribution of sales, operating earnings and identifiable assets of the Company's business segments follows:

- - -------------------------------------------------------------------------------
                                              1993         1992         1991
                                                      (in thousands)
- - -------------------------------------------------------------------------------
Sales:
  Military Systems:
    Unaffiliated customers                  $ 66,915     $ 89,681     $108,109
    Intersegment sales                             -            -           22
- - -------------------------------------------------------------------------------
                                              66,915       89,681      108,131

  Commercial & Other Products:
    Unaffiliated customers                    37,223       36,090       37,584
    Intersegment sales                           232          426          763
- - -------------------------------------------------------------------------------
                                              37,455       36,516       38,347
  Less intersegment sales                        232          426          785
- - -------------------------------------------------------------------------------
Net sales                                   $104,138     $125,771     $145,693
- - -------------------------------------------------------------------------------

Operating (loss) earnings:
  Military Systems                          $ (5,082)    $ 10,096     $ 10,637
  Commercial & Other Products                   (200)       4,543        4,256
- - -------------------------------------------------------------------------------
                                              (5,282)      14,639       14,893
Net interest (expense)                        (2,201)      (2,504)      (2,404)
General corporate expenses                    (4,146)      (4,281)      (3,785)
Litigation settlement                         (1,166)           -       (5,589)
Other expense, net                            (1,390)        (443)        (585)
- - -------------------------------------------------------------------------------
Earnings (loss) before Federal and foreign
 income taxes, cumulative effect of
 accounting change, minority interest and
 extraordinary gain                         $(14,185)    $  7,411     $  2,530
- - -------------------------------------------------------------------------------
Identifiable assets:
  Military Systems                          $ 42,943     $ 75,922     $ 85,623
  Commercial & Other Products                 62,373       47,734       42,113
  Corporate                                   18,089        9,692        9,362
- - -------------------------------------------------------------------------------
                                            $123,405     $133,348     $137,098
- - -------------------------------------------------------------------------------
Depreciation expense:
  Military Systems                          $  3,948     $  4,536     $  4,549
  Commercial & Other Products                  2,503        1,924        1,647
- - -------------------------------------------------------------------------------
                                            $  6,451     $  6,460     $  6,196
- - -------------------------------------------------------------------------------
Capital expenditures:
  Military Systems                          $    960     $  1,871     $  3,882
  Commercial & Other Products                  3,557        2,695        1,727
- - -------------------------------------------------------------------------------
                                            $  4,517     $  4,566     $  5,609
- - -------------------------------------------------------------------------------

KPMG Peat Marwick
INDEPENDENT AUDITORS' REPORT
The Board of Directors and Shareholders
EDO Corporation

We have audited the accompanying consolidated balance sheets of EDO Corporation and subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1993. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of EDO Corporation and subsidiaries at December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1993, in conformity with generally accepted accounting principles.

As discussed in the notes to the consolidated financial statements, the Company adopted the provisions of the Financial Accounting Standards Board's Statements of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," and No. 109, "Accounting for Income Taxes" in 1993.


KPMG Peat Marwick

Jericho, New York
March 4, 1994

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1993, 1992 AND 1991
EDO CORPORATION AND SUBSIDIARIES

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The following table sets forth unaudited quarterly financial information for 1993 and 1992 (in thousands, except per share amounts).

- - -------------------------------------------------------------------------------
                  FIRST QUARTER  SECOND QUARTER   THIRD QUARTER  FOURTH QUARTER
                  1993    1992    1993    1992    1993    1992     1993    1992
- - -------------------------------------------------------------------------------
Net sales      $27,473 $30,565 $26,764 $30,751 $22,450 $33,434  $27,451 $31,021

Gross profit     4,490   7,005   3,637   7,196   3,776   6,354    5,094   7,885

Net earnings
(loss) before
cumulative
effect of
accounting
change             566   1,421  (936)a   1,395   (387)   1,386 (6,191)b   1,475

Cumulative
effect of
change in
accounting
for post-
retirement
benefits       (9,400)       -               -               -                -
- - -------------------------------------------------------------------------------
Net earnings
(loss)        $(8,834)  $1,421  $(936)  $1,395  $(387)  $1,386 $(6,191)  $1,475

Earnings
(loss) per
share:
 Primary:
  Net
  earnings
  (loss)
  before
  accounting
  change         $0.04   $0.20 $(0.24)   $0.19 $(0.14)   $0.19  $(1.19)   $0.21

  Cumulative
  effect of
  accounting
  change        (1.75)       -               -       -       -        -       -
- - -------------------------------------------------------------------------------
  Net
  earnings
  (loss)       $(1.71)   $0.20 $(0.24)   $0.19 $(0.14)   $0.19  $(1.19)   $0.21

 Fully
 diluted:
  Net
  earnings
  before
  accounting
  change       $     -   $0.18 $      -  $0.17 $     -   $0.17  $     -   $0.18

  Cumulative
  effect of
  accounting
  change             -       -       -       -       -       -        -       -
- - -------------------------------------------------------------------------------
  Net
  earnings     $     -   $0.18 $     -   $0.17 $     -   $0.17  $     -   $0.18

Cash
dividends
per common
share            $0.07   $0.07   $0.07   $0.07   $0.07   $0.07    $0.07   $0.07

Preferred
dividends
paid              $359    $371    $359    $362    $346    $363     $342    $359

a The 1993 second quarter results include a nonoperating litigation settlement charge of approximately $1,200 representing $800 or $0.15 per share after pro forma tax effect.

b The 1993 fourth quarter results include a restructuring charge of $9,800 which represents $6,200 or $1.15 per share after pro forma tax effect. These results also include a nonoperating charge of $1,000 or $0.18 per share, which the Company added to its general reserve for its long-term investments.